UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

Mallory Walker

Box 1206

Ketchum, Idaho 83340-1206

301-215-5513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102		SCHEDULE 13D

1	Names of Reporting Person Mallory Walker

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,179,707

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,179,707

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,179,707

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Percentage based on an aggregate of 34,494,296 shares of Common Stock (which is the sum of 11,647,255 shares issued pursuant to the Purchase Agreement (as defined herein) plus 22,847,041 shares outstanding as of August 7, 2012, as reported by Walker & Dunlop, Inc. (the “Company”) in its Quarterly Report on Form 10-Q filed August 9, 2012) , and is expressed as the quotient of the number of shares that the Reporting Person may be deemed to have beneficial ownership of, divided by 34,494,296.

CUSIP No. 93148P102	SCHEDULE 13D

Explanatory Note

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Reporting Person’s Statement on Schedule 13D, as previously amended (the “Prior 13D”), relating to his beneficial ownership of the Company’s common stock, par value $0.01 per share (“Common Stock”).  In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, unless otherwise stated herein, the Prior 13D remains in full force and effect.  This Amendment No. 2 is being filed solely to report a decrease in the percentage of the shares of the Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, as described below.  On September 4, 2012, pursuant to the closing of the transactions contemplated under the Purchase Agreement (the “Purchase Agreement”), dated June 7, 2012, by and among the Company, CW Financial Services LLC (“CW Financial”) and the other parties thereto (as reported in Item 4 of the Prior 13D), the Company issued 11,647,255 shares of Common Stock to CW Financial.  The number of shares of Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person immediately prior to such issuance remained unchanged following such issuance.  Accordingly, the percentage of the shares of Common Stock that the Reporting Person beneficially owns or is deemed to be beneficially own is smaller than such percentage as of immediately prior to such issuance.

CUSIP No. 93148P102	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2012

/s/ Mallory Walker
Mallory Walker